UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Delee Corp

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
November 14, 2016

Physical address of issuer
1211 San Dario Avenue, Laredo, TX 78040

Website of issuer
www.delee.co

Current number of employees
15

	2021	2020
Total Assets	$907,032.00	$418,377.00
Cash & Cash Equivalents	$344,289.00	$1,594.00
Accounts Receivable	$98,848.00	$43,156.00
Short-term Debt	$9,896.00	$23,128.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$55,613.00
Cost of Goods Sold	$0.00	$1,454.00
Taxes Paid	$0.00	$0.00
Net Income	-$622,364.00	-$91,803.00

[March/21/2022]

FORM C-AR

Delee Corp



      This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Delee Corp, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.delee.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file

reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 21, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Delee Corp (the "Company") is a Delaware Corporation, formed on November 14, 2016.

The Company is located at 1211 San Dario Avenue, Laredo, TX 78040.

The Company's website is www.delee.co.

The information available on or through our website is not a part of this Form C-AR.

The Business

We have plans to sell the CytoCatch and its consumables to research centers and doctors. We manufacture all of our products and utilize quality international sourced materials from multiple vendors around the world to produce our products.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our [products/services] is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved [products/services] and thus may be better equipped than us to develop and commercialize [products/services]. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our [products/services] will

achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide [raw materials], [major components], [basic ingredients] [subsystems] for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide [raw materials], [major components], [basic ingredients] [subsystems] which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular [raw material], [component], [basic ingredient] [subsystem].

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors [around the world] because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and

financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

We operate in virtually every part of the world and serve customers in more than 2 countries.
In 2021, approximately 0% of our revenue was attributable to activities outside the U.S. Our operations are subject to the effects of global competition and geopolitical risks. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. [and various foreign jurisdictions].
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the

system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus

and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: [marketing and sales efforts, supply chain, etc.]. [Describe how a quarantine has or may in the future negatively affect your employees and their ability to perform their duties]. [Describe how a quarantine has or may in the future negatively affect your suppliers, their employees, and overall ability to fulfill orders]. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Successful development of our products is uncertain.
The product candidates that we expect to develop are based on processes and methodologies that are not currently widely employed. Our development of current and future product candidates is subject to the risks of failure and delay inherent in the development of new products and products based on new technologies, including:

* delays in product development, clinical testing, or manufacturing;

* unplanned expenditures in product development, clinical testing, or manufacturing;

* failure to receive regulatory approvals;

* inability to manufacture on our own, or through any others, product candidates on a commercial scale;

* failure to achieve market acceptance; and

* emergence of superior or equivalent products.

Because of these risks, our research and development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successfully, our business, financial condition, and results of operations may be materially harmed.

Certain provisions of the Health Care Reform Law could affect us adversely.
The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act (the Healthcare Reform Law), each enacted in March 2010, generally known as the Health Care Reform Law, significantly expand health insurance coverage to uninsured Americans and changes the way health care is financed by both governmental and private payers. Additionally, further federal and state proposals for health care reform are likely. Such regulation could have a negative effect on our business, financial condition, and results of operations.

The Health Care Reform Law 2.3% excise tax on domestic sales of medical devices by manufacturers and importers beginning in 2013, and the fee on branded prescription drugs and biologics that was implemented in 2011, may adversely affect sales and cost of goods sold.
For example, (i) where we purchase medical devices from third-party manufacturers, the manufacturers may increase their prices to cover their payment of the excise tax and our costs to purchase such medical devices may therefore increase and (ii) where we manufacture medical devices or are the importer of record, our cost of goods sold have increased because we are subject to paying the excise tax.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.
Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing [in many countries where we do business, including the U.S.]. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. [As a U.S. headquartered Company with significant sales in the U.S., this healthcare reform legislation will materially impact/is materially impacting us.] Certain provisions of the legislation will not be effective for a number of years and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that lower reimbursements for our products, reduce medical procedure volumes or increase cost containment pressures on us or other participants in the healthcare industry could adversely affect our business and results of operations.

A significant portion of our patient volume is derived from government health care programs, principally Medicare and Medicaid.

Specifically, we derived [NUMBER]% of our revenues from the Medicare and Medicaid programs in [YEAR]. Changes in government health care programs may reduce the reimbursement we receive and could adversely affect our business and results of operations. The Budget Control Act of 2011 (BCA) provides for new spending on program integrity initiatives intended to reduce fraud and abuse under the Medicare program. The BCA requires automatic spending reductions of $1.2 trillion for federal fiscal years 2013 through 2021, minus any deficit reductions enacted by Congress and debt service costs. However, the percentage reduction for Medicare may not be more than 2% for a fiscal year, with a uniform percentage reduction across all Medicare programs. We are unable to predict how these spending reductions will be structured, and any other deficit reduction initiatives that may be proposed, but they could adversely affect our business and results of operations.

Changes to government health care programs that reduce payments under Medicare and Medicaid may negatively impact payments from commercial third-party payers.

The Healthcare Reform Law will result in increased state legislative and regulatory changes in order for states to comply with new federal mandates, such as the requirement to establish or participate in Exchanges and to participate in grants and other incentive opportunities. In its June 28, 2012 ruling, the U.S. Supreme Court struck down the portion of the Health Reform Law that would have allowed the Department of Health and Human Services to penalize states that do not implement the Medicaid expansion provisions with the loss of existing federal Medicaid funding. Thus, states may opt not to implement the expansion. In some cases, commercial third-party payors rely on all or portions of Medicare payment systems to determine payment rates. Current or future health care reform and deficit reduction efforts, changes in laws or regulations regarding government health care programs, other changes in the administration of government health care programs and changes to commercial third-party payers in response to health care reform and other changes to government health care programs could have a material, adverse effect on our financial position and results of operations.

Privacy laws and regulations could restrict our ability or the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products.

State, federal and foreign laws, such as the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), regulate the confidentiality of sensitive personal information and the circumstances under which such information may be released. These and future laws could have an adverse impact on our results of operations. Other health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specified electronic transactions, for example transactions involving claims submissions to third party payors. These also continue to evolve and are often unclear and difficult to apply. In addition, under the federal Health Information Technology for Economic and Clinical Health Act (HITECH Act), which was passed in 2009, many businesses that were previously only indirectly subject to federal HIPAA privacy and security rules became directly subject to such rules because the businesses serve as "business associates" to our customers. On January 17, 2013, the Office for Civil Rights of the Department of Health and Human Services released a final rule implementing the HITECH Act and making certain other changes to HIPAA privacy and security requirements. Compliance has increased the requirements applicable to some of our businesses. Failure to maintain the confidentiality of sensitive personal information in accordance with the applicable regulatory requirements, or to abide by electronic health data transmission standards, could expose us to breach of contract claims, fines and penalties, costs for remediation and harm to our reputation.

The healthcare industry is highly regulated.
We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. In addition, the U.S. federal and state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

Products that we manufacture, source, distribute or market are required to comply with regulatory requirements.
To lawfully operate our businesses, we are required to hold permits, licenses and other regulatory approvals from, and to comply with operating and security standards of, governmental bodies. Failure to maintain or renew necessary permits, licenses or approvals, or noncompliance or concerns over noncompliance may result in suspension of our ability to distribute, import or manufacture products, product recalls or seizures, or criminal and civil sanctions and could have an adverse effect on our results of operations and financial condition.

The manufacture, distribution, marketing and use of our products are subject to extensive regulation and increased scrutiny by the Food and Drug Administration (FDA) [and other regulatory authorities globally].
Any new product must undergo lengthy and rigorous testing and other extensive, costly and time-consuming procedures mandated by FDA and foreign regulatory authorities. Changes to current products may be subject to vigorous review, including additional 510(k) and other regulatory submissions, and approvals are not certain. Our facilities must be approved and licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of FDA or other regulatory authorities, including a failed inspection or a failure in our adverse event reporting system, could result in adverse inspection reports, warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, refusal of a government to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. Any of these actions could cause a loss of customer confidence in us and our products, which could adversely affect our sales and results of operations.

The sales, marketing and pricing of products and relationships that pharmaceutical and medical device companies have with healthcare providers are under increased scrutiny by federal, state and foreign government agencies.
Compliance with the Anti-Kickback Statute, False Claims Act, Food, Drug and Cosmetic Act (including as these laws relate to off-label promotion of products) and other healthcare related laws, as well as competition, data and patient privacy and export and import laws is under increased focus by the agencies charged with overseeing such activities, including FDA, Office of Inspector General (OIG), Department of Justice (DOJ) and the Federal Trade Commission. The DOJ and the Securities and Exchange Commission have also increased their focus on the

enforcement of the U.S. Foreign Corrupt Practices Act (FCPA), particularly as it relates to the conduct of pharmaceutical companies.

Federal and State Laws Pertaining to Healthcare Fraud and Abuse Could Adversely Affect Our Business.

We are subject to various federal and state laws targeting fraud and abuse in the healthcare industry, including anti-kickback laws, false claims laws, laws constraining the sales, marketing and other promotional activities of manufacturers of medical devices by limiting the kinds of financial arrangements we may enter into with physicians, hospitals, laboratories and other potential purchasers of medical devices, laws requiring the reporting of certain transactions between us and healthcare professionals and HIPAA, as amended by HITECH, which governs the conduct of certain electronic healthcare transactions and protects security and privacy of protected health information. Violations of these laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in government healthcare programs such as Medicare and Medicaid. Many of the existing requirements are new and have not been definitively interpreted by state authorities or courts, and available guidance is limited. Unless and until we are in full compliance with these laws, we could face enforcement action and fines and other penalties, and could receive adverse publicity, all of which could materially harm our business. In addition, changes in or evolving interpretations of these laws, regulations, or administrative or judicial interpretations, may require us to change our business practices or subject our business practices to legal challenges, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on [a small group of] third-party distributors to effectively distribute our products outside the United States.

We depend, in part, on medical device distributors for the marketing and selling of our products in most geographies [outside of the United States]. We depend on these distributors' efforts to market our products, yet we are unable to control their efforts completely. These distributors typically sell a variety of other, non-competing products that may limit the resources they dedicate to selling our products. In addition, we are unable to ensure that our distributors comply with all applicable laws regarding the sale of our products. If our distributors fail to effectively market and sell our products, in full compliance with applicable laws, our operating results and business may suffer. Recruiting and retaining qualified third-party distributors and training them in our technology and product offerings require significant time and resources. To develop and expand our distribution, we must continue to scale and improve our processes and procedures that support our distributors. Further, if our relationship with a successful distributor terminates, we may be unable to replace that distributor without disruption to our business. If we fail to maintain relationships with our distributors, fail to develop new relationships with other distributors, including in new markets, fail to manage, train or incentivize existing distributors effectively, or fail to provide distributors with competitive products on attractive terms, or if these distributors are not successful in their sales efforts, our revenue may decrease and our operating results, reputation and business may be harmed.

The commercial success of our products will depend in part upon the level of reimbursement we receive from third parties for the cost of our products to users.

The commercial success of any product will depend, in part, on the extent to which reimbursement for the costs of our products and related treatments will be available from third-party payors such as government health administration authorities, private health insurers, managed care programs, and other organizations. Adequate third-party insurance coverage may not be available for us to establish and maintain price levels that are sufficient for us to continue our business or for realization of an appropriate return on investment in product development.

If we are unable to educate physicians on the safe and effective use of our products, we may be unable to achieve our expected growth.

An important part of our sales process includes the education of physicians on the safe and effective use of our products. There is a learning process for physicians to become proficient in the use of our products and it typically takes several procedures for a physician to become comfortable using the [product]. If a physician experiences difficulties during an initial procedure or otherwise, that physician may be less likely to continue to use our product, or to recommend it to other physicians. It is critical to the success of our commercialization efforts to educate physicians on the proper use of the [product], and to provide them with adequate product support during clinical procedures. It is important for our growth that these physicians advocate for the benefits of our products in the broader marketplace. If physicians are not properly trained, they may misuse or ineffectively use our products. This may also result in unsatisfactory patient outcomes, patient injuries, negative publicity or lawsuits against us, any of which could have an adverse effect on our business.

The design, manufacture and marketing of the medical devices we produce entail an inherent risk of product liability claims.

Manufacturing and marketing of our commercial products, and clinical testing of our products under development, may expose us to product liability and other tort claims. Although we have, and intend to maintain, liability insurance, the coverage limits of our insurance policies may not be adequate and one or more successful claims brought against us may have a material adverse effect on our business and results of operations. There are a number of factors that could result in an unsafe condition or injury to, or death of, a patient with respect to these or other products which we manufacture or sell, including component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information. Product liability claims may be brought by individuals or by groups seeking to represent a class. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits often seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Any costs (the material components of which are settlements, judgments, legal fees and other related defense costs) not covered under our previously issued product liability insurance policies and existing reserves could have a material adverse effect on our revenues, financial position and cash flows. Additionally, product liability claims could negatively affect our reputation, continued product sales, and our ability to obtain and maintain regulatory approval for our products.

We depend on fewer suppliers for our products and therefore we may be less able to negotiate price terms with suppliers.

In recent years, pharmaceutical suppliers have been subject to increasing consolidation. As a result, a small number of very large companies control a significant share of the market. Many healthcare organizations also have consolidated to create larger healthcare enterprises with greater market power. If this consolidation trend continues, it could reduce the size of our target market and give the resulting enterprises greater bargaining power, which may lead to a decrease in the prices for our products and services.

If third-party payors do not provide adequate coverage and reimbursement for the use of our products, our revenues will be negatively impacted.

Our success in marketing our products depends in large part on whether U.S. and international government health administrative authorities, private health insurers and other organizations will adequately cover and reimburse customers for the cost of our products. In the United States, a third-party payor's decision to provide coverage for our products does not imply that an adequate reimbursement rate will be obtained. Further, one third-party payor's decision to cover our products does not assure that other payors will also provide coverage for the products or provide coverage at an adequate reimbursement rate. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. In many international markets, a product must be approved for reimbursement before it can be approved for sale in that country. Further, many international markets have government-managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government-managed systems. If sufficient coverage and reimbursement is not available for our current or future products, in either the United States or internationally, the demand for our products and our revenues will be adversely affected.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We have plans to sell the CytoCatch and its consumables to research centers and doctors. We manufacture all of our products and utilize quality international sourced materials from multiple vendors around the world to produce our products.

Business Plan

Our flagship product, CytoCatch™, is a device that with a simple blood extraction starts a rapid process to successfully isolate circulating tumor cells. Unlike other tests, CytoCatch™ possesses the required sensitivity and specificity to analyze the CTCs genetic features, as well as predictive and therapeutic markers expressed on them. Facilitating the early detection of cancer and enabling the personalization and optimization of each patient's treatment. Because of this, patients and their families will be able to save time, reduce costs, prevent side effects of inefficient therapies, and more importantly, increasing their odds of defeating cancer. Prior to

FDA clearance, the razor and blades business model will be followed for the research market, obtaining recurrent revenue by selling the necessary reagents and consumables to perform each test. This model will be maintained after obtaining FDA approval for the commercialization of our technology.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Cytocatch	First-ever automated device that possesses the required sensitivity and specificity to successfully isolate and analyze circulating tumor cells from a simple blood extraction, facilitating the early detection of cancer and enabling the personalization and optimization of each patient's treatment.	Business to business market; Hospitals, cancer clinics, laboratories, cancer research centers, pharmaceutical companies, and universities.

We have no new products in development.

We offer our products via our online website and through the following websites https://www.delee.co/

Competition

The Company's primary competitors are CellSearch System from Menarini & Silicon Biosystems, Angle PLC, Epic Biosciences, Apocell, RareCyte .

The markets in which our products are sold are highly-competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, and value are also important differentiating factors.

Supply Chain and Customer Base

Raw materials essential to our businesses are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources. We have successfully secured the materials necessary to meet our requirements.

We sell our products in the business-to-business market. Our products reach a specialized target audience of universities (approximately 60%), as well as research cancer centers, which includes hospitals (approximately 40%).

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
PCT/US2018 /015519	Dielectrophoresis Separation Object Sorting	Provisional Patent	January 26, 2017	Under Review	US

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
88714515	Service Mark	Delee	December 3, 2019		US
88715175	Service Mark	Cytocatch	December 4, 2019		

Governmental/Regulatory Approval and Compliance

We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. In addition, the U.S. federal and state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

Litigation

There are no existing legal suits pending, or to the Company’s knowledge, threatened, against the Company.

Other

The Company’s principal address is 1211 San Dario Avenue, Laredo, TX 78040

The Company has the following additional addresses:

The Company conducts business in Texas.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Technologies Delee México S RL de CV	Limited Liability Company	Monterrey, Nuevo León, México	May 30, 2017	94.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Alejandro Abarca Blanco

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO, 2017-Present CEO, 2016

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder and acting Chief Technology Officer at Delee Corp., where he is responsible for the design and execution of Delee's strategic plans regarding R&D and product development. Abarca is a Physicist, a Y Combinator, Singularity University, and a Royal Academy of Engineering LIF alumnus. He has over ten years of experience developing and producing medical devices and biosensors such as a microfluidic device for the isolation of rare cell subpopulations based on dielectrophoretic separation, manufacturing methods for embedding metal electrodes onto thermoplastics for microfluidic applications, and an automated imaging system based on fluorescence to study cellular properties. Abarca also has collaborated in projects related to bioprinting and point-of-care applications with various research groups at Tecnológico de Monterrey. His areas of expertise include microfabrication, manufacturing techniques for mass production, optics, and cell separation based on physical properties. He is a co-creator of the CytoCatch™ system, a device that isolates and analyzes circulating tumor cells from blood samples for the early diagnosis and monitoring of the efficiency of cancer therapies.

Education

Monterrey Institute of Technology and Higher Education, B.S., Physics

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Name

Juan Felipe Yee de Leon

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO, 2016-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder, and acting Chief Operating Officer (COO) at Delee Corp., where he also actively participates in the development and execution of the company's strategic plans. Yee is a Y Combinator alumnus, and completed his B.Sc. in Biomedical Engineering and his M.Sc. in Electronic Engineering at the Tecnológico de Monterrey. He has spent over a decade working and collaborating in the development of various medical devices and biosensors such as high-intensity phototherapy LED source to treat hyperbilirubinemia in newborns, substrates made from carbon nanofiber mats coated with gold nanoparticles for the detection of specific molecules in simple solutions by SERS spectroscopy, and microfluidic devices for cell isolation based on antigen-antibody interactions, inertial forces, and dielectrophoresis. Yee has collaborated with the Biomedical Engineering Group at Tecnológico de Monterrey in projects related to biomaterial and tissue engineering and the development of organ-on-chip systems. He is a co-creator of the CytoCatch™, a device that isolates and analyzes circulating tumor cells from blood samples

Education

Monterrey Institute of Technology and Higher Education, B.S., Biomedical Engineering; M.S., Electronic Engineering

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Name

Joost Leeflang

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, 2019 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Delee Corp., Director, 2019 to Present Marqt, CEO, 2018-2019 Philips Health Systems, SVP Global Head of Commerce, 2016-2017

Education

University of Groningen, M.S. Business Economics Stanford, Executive Program Strategy and Organization

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Name

Liza Paola Velarde Calvillo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, 2016-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder and CEO at Delee Corp., Y Combinator alumna and graduated from the Tec de Monterrey. Throughout her career, she has raised over $2.4M. At Delee, she is responsible for leading a multidisciplinary team that created a technology successfully tested on patients with prostate cancer, with pre-sales that exceed $1.4M. She has also enabled the establishment of strong relations with top hospitals and research centers. Velarde's outstanding work has been highly regarded by international institutions such as Cartier Women's Initiative Awards and WeXchange (from the Inter-American Development Bank). In October 2019, she was acknowledged as one of the 50 most relevant people who are transforming Mexico, and one of the 100 women more powerful of Mexico by Forbes in 2020, and was invited as a speaker on various international panels about cancer and entrepreneurship such as WeXchange 2019 and The Economist: War on Cancer LATAM 2019.

Education

Monterrey Institute of Technology and Higher Education, B.A., Administration

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Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Alejandro Abarca Blanco

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO, 2017-Present CEO, 2016

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder and acting Chief Technology Officer at Delee Corp., where he is responsible for the design and execution of Delee's strategic plans regarding R&D and product development. Abarca is a Physicist, a Y Combinator, Singularity University, and a Royal Academy of Engineering LIF alumnus. He has over ten years of experience developing and producing medical devices and biosensors such as a microfluidic device for the isolation of rare cell subpopulations based on dielectrophoretic separation, manufacturing methods for embedding metal electrodes onto thermoplastics for microfluidic applications, and an automated imaging system based on fluorescence to study cellular properties. Abarca also has collaborated in projects related to bioprinting and point-of-care applications with various research groups at Tecnológico de Monterrey. His areas of expertise include microfabrication, manufacturing techniques for mass production, optics, and cell separation based on physical properties. He is a co-creator of the CytoCatch™ system, a device that isolates and analyzes circulating tumor cells from blood samples for the early diagnosis and monitoring of the efficiency of cancer therapies.

Education

Monterrey Institute of Technology and Higher Education, B.S., Physics

---

Name

Juan Felipe Yee de Leon

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO, 2016-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder, and acting Chief Operating Officer (COO) at Delee Corp., where he also actively participates in the development and execution of the company's strategic plans. Yee is a Y Combinator alumnus, and completed his B.Sc. in Biomedical Engineering and his M.Sc. in Electronic Engineering at the Tecnológico de Monterrey. He has spent over a decade working and collaborating in the development of various medical devices and biosensors such as high-intensity phototherapy LED source to treat hyperbilirubinemia in newborns, substrates made from carbon nanofiber mats coated with gold nanoparticles for the detection of specific molecules in simple solutions by SERS spectroscopy, and microfluidic devices for cell isolation based on antigen-antibody interactions, inertial forces, and dielectrophoresis. Yee has collaborated with the Biomedical Engineering Group at Tecnológico de Monterrey in projects related to biomaterial and tissue engineering and the development of organ-on-chip systems. He is a co-creator of the CytoCatch™, a device that isolates and analyzes circulating tumor cells from blood samples

Education

Monterrey Institute of Technology and Higher Education, B.S., Biomedical Engineering; M.S., Electronic Engineering

---

Name

Liza Paola Velarde Calvillo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, 2016-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder and CEO at Delee Corp., Y Combinator alumna and graduated from the Tec de Monterrey. Throughout her career, she has raised over $2.4M. At Delee, she is responsible for leading a multidisciplinary team that created a technology successfully tested on patients with prostate cancer, with pre-sales that exceed $1.4M. She has also enabled the establishment of strong relations with top hospitals and research centers. Velarde's outstanding work has been highly regarded by international institutions such as Cartier Women's Initiative Awards and WeXchange (from the Inter-American Development Bank). In October 2019, she was acknowledged as one of the 50 most relevant people who are transforming Mexico, and one of the 100 women more powerful of Mexico by Forbes in 2020, and was invited as a speaker on various international panels about cancer and entrepreneurship such as WeXchange 2019 and The Economist: War on Cancer LATAM 2019.

Education

Monterrey Institute of Technology and Higher Education, B.A., Administration

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Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 16 employees in México.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Ph.D. Miguel Angel Esparza	As a Senior Product Delevopment Engineer, he is responsible for matters to include: Managing multiple projects simultaneously through successful leadership of engineering, drafting and administrative staffs, Effectively communicate and advising the team about appropriate building systems, architectural and structural accommodations for electrical systems, and design alternatives, Providing input for project direction and personnel assignments to the principals, Applying standard engineering practices while researching and developing new methods and technology, Mentoring new members and assign activities, Resolving project issues in a timely fashion, Performing Quality Control reviews for other project managers and Principals, Providing assistance on projects that are not his assigned projects, filling in on emergency deadlines as required, Identifying positive opportunities for improvement and providing encouraging suggestions to others, Fulfilling product development department leadership responsibilities, teaching and providing technical leadership as well as contributing to department standards, Inspiring coworkers in a positive and constructive way to attain goals and pursue excellence.	August 1, 2017	
Ph.D. Carlos Aguilar	As a Senior Product Delevopment Engineer, he is responsible for matters to include: Managing multiple projects simultaneously through successful leadership of engineering, drafting and administrative staffs, Effectively communicate and advising the team about appropriate building systems, architectural and structural accommodations for electrical systems, and design alternatives, Providing input for project direction and personnel	August 15, 2017	

	assignments to the principals, Applying standard engineering practices while researching and developing new methods and technology, Mentoring new members and assign activities, Resolving project issues in a timely fashion, Performing Quality Control reviews for other project managers and Principals, Providing assistance on projects that are not his assigned projects, filling in on emergency deadlines as required, Identifying positive opportunities for improvement and providing encouraging suggestions to others, Fulfilling product development department leadership responsibilities, teaching and providing technical leadership as well as contributing to department standards, Inspiring coworkers in a positive and constructive way to attain goals and pursue excellence.		

Ph. D. Everardo González	As a Senior Biotechnology Research Scientist, he is responsible of Developing strategic plans and assessing company performance, Conducting research and data analysis to inform business decisions, Develop plans to materialize strategy and analyze business proposals Research competition to identify threats and opportunities, Construct forecasts and analytical models, Monitor and analyze industry trends and market changes Align processes, resources-planning and department goals with overall strategy, Interact with cross functional teams across the Company Perform other duties as assigned by management that fall within the generally expected scope of this position, Planning and conducting experiments Recording and analyzing data, Writing research papers, reports, reviews and summaries, Research competition to identify threats and opportunities, Preparing research proposals and funding applications/bids, Ensuring that quality standards are met, Keeping up to date with relevant scientific and technical developments, Interact with cross functional teams across the Company, Perform other duties as assigned by management that fall within the generally expected scope of this position	January 11, 2021	
Ph.D. Rolando Delgado	As a Senior Biotechnology Research Scientist, he is responsible of Developing strategic plans and assessing company performance, Conducting research and data analysis to inform business decisions, Develop plans to materialize strategy and analyze business proposals Research competition to identify threats and opportunities, Construct forecasts and analytical models, Monitor and analyze industry trends and market changes Align processes, resources-planning and department goals with overall strategy, Interact with cross functional teams across the Company Perform other duties as assigned by	July 2, 2017	

	management that fall within the generally expected scope of this position, Planning and conducting experiments Recording and analyzing data, Writing research papers, reports, reviews and summaries, Research competition to identify threats and opportunities, Preparing research proposals and funding applications/bids, Ensuring that quality standards are met, Keeping up to date with relevant scientific and technical developments, Interact with cross functional teams across the Company, Perform other duties as assigned by management that fall within the generally expected scope of this position		

Brenda Soto	As a Senior Research and Biology Scientist, she is responsible for matters to include: Drive execution of research strategy and clinical-lab tests on the technology, Develop and maintain key screening assays, Supervise and mentor technical staff, Prepare reports, publications and oral presentations, Design project activities and develop timelines, Evaluate data and report on results, Compile and package data sets and study reports, Participate in and coordinate all phases of the study planning process with appropriate departments, Review, interpret, integrate, and present data on assigned studies with minimal assistance, Provide scientific expertise in study conduct, design, and interpretation, Assist in the oversight of the laboratory and mentor technical staff in areas such as protocol interpretation, method development and refinement, study-related problem resolution and technique validation, Attend scientific meetings, conferences, and training courses to enhance job and professional skills, Recommend and implement techniques to improve productivity, increase efficiencies, cut costs, take advantage of opportunities, and maintain state-of-the-art practices, Perform testing facility management duties for the site as delegated by senior management.	June 1, 2017	
Diana Araiz	As a Senior Research and Biology Scientist, she is responsible for matters to include: Drive execution of research strategy and clinical-lab tests on the technology, Develop and maintain key screening assays, Supervise and mentor technical staff, Prepare reports, publications and oral presentations, Design project activities and develop timelines, Evaluate data and report on results, Compile and package data sets and study reports, Participate in and coordinate all phases of the study planning process with appropriate departments, Review, interpret, integrate,	June 1, 2017	

	and present data on assigned studies with minimal assistance, Provide scientific expertise in study conduct, design, and interpretation, Assist in the oversight of the laboratory and mentor technical staff in areas such as protocol interpretation, method development and refinement, study-related problem resolution and technique validation, Attend scientific meetings, conferences, and training courses to enhance job and professional skills, Recommend and implement techniques to improve productivity, increase efficiencies, cut costs, take advantage of opportunities, and maintain state-of-the-art practices, Perform testing facility management duties for the site as delegated by senior management.		

Gladys Diaz	As a Biology research analyst, she is responsible for matters to include: Review and research project background and status with mentor, Become proficient in laboratory experiments or biochemical assays, Participate in all phases of research including planning, preparation, calibration, application, evaluation, data analysis, maintenance, and when necessary, appropriate disposal, Presenting results to senior/other research staff, Design and conduct experiments, with mentorship guidance, within a defined project, Make a novel observations on the experimentation phase, Collect and interpret data, Draw sound scientific conclusions based on data analysis, Attend scientific meetings, conferences, and training courses to enhance job and professional skills.	January 18, 2021	
Karen Velarde	As a Strategy Planning Manager, she is responsible for matters to include: Understand and shape the company's strategy and mission, Work in the Senior Management Team to improve operational systems, processes and policies to support management reporting, information flow and management, business processes and organizational planning, Undertake and be responsible for the development and implementation of appropriate human resource management policies and practices including recruitment, training and development, performance management and remuneration for all staff, Preparing an annual budget, Construct forecasts and analytical models, Monitor and analyze industry trends and market changes, Develop business presentations to management when required, Mentor and support the learning and development of team members, Assess the company's operational and strategic performance, Align processes, resources planning and department goals with overall strategy,	January 2, 2018	

	Manage relationships, contracts, compliance and interface issues with supporters and suppliers, Manage financial sustainability and budget of the company and ensure effective reporting of results in conjunction with the executive director, Undertake other related activities as required Interacting with the Principals for reporting.		

Gracié Rodríguez	As a Strategic Planning Executive, she is responsible for matters that include: Developing strategic plans and assessing company performance, Conducting research and data analysis to inform business decisions, Develop plans to materialize strategy and analyze business proposals, Research competition to identify threats and opportunities, Construct forecasts and analytical models, Monitor and analyze industry trends and market changes, Align processes, resources-planning and department goals with overall strategy, Interact with cross functional teams across the Company, Perform other duties as assigned by management that fall within the generally expected scope of this position	January 4, 2021	
Mauricio González	As a Mechanical Design Manager, he is responsible for matters to include: Support, maintain and communicate with external art vendors and internal partners, Work closely with creative leads/designers teams to deliver high-quality assets that follow documented style guidelines, Provide necessary reference material and define technical/creative specifications to successfully commission outsourced product designs, Track and review incoming work for quality, to ensure it meets all visual and technical requirements, Meet and exceed all internal project deadlines, budgets, and milestones, Organize internal feedback, sign-off procedures, and act as the primary point of contact for communication with outsourcing vendors and internal producers, Develop, maintain, document, and continually improve outsourcing procedures and pipelines, Design products using CAD, and consult with engineering and manufacturing teammates to ensure that designs are feasible, Develop and build prototypes and run tests to measure their level of function, Record and evaluate	August 6, 2018	

	testing data, altering designs as necessary to bring them to safety, performance and efficiency standards, Consult with fabrication teams during product manufacturing, advising them on design specifications and providing physical assistance when required, Research competitor products quarterly and collaborate with product development team to generate ideas for making our products the best ones on the market, Calculate cost estimates for final product designs, and release reports to supervisors, incorporating costs of labor, material, delivery and overhead.		

Marisol Abarca	As a Mechanical Design Manager, she is responsible for matters to include: Support, maintain and communicate with external art vendors and internal partners, Work closely with creative leads/designers teams to deliver high-quality assets that follow documented style guidelines, Provide necessary reference material and define technical/creative specifications to successfully commission outsourced product designs, Track and review incoming work for quality, to ensure it meets all visual and technical requirements, Meet and exceed all internal project deadlines, budgets, and milestones, Organize internal feedback, sign-off procedures, and act as the primary point of contact for communication with outsourcing vendors and internal producers, Develop, maintain, document, and continually improve outsourcing procedures and pipelines, Design products using CAD, and consult with engineering and manufacturing teammates to ensure that designs are feasible, Develop and build prototypes and run tests to measure their level of function, Record and evaluate testing data, altering designs as necessary to bring them to safety, performance and efficiency standards, Consult with fabrication teams during product manufacturing, advising them on design specifications and providing physical assistance when required, Research competitor products quarterly and collaborate with product development team to generate ideas for making our products the best ones on the market, Calculate cost estimates for final product designs, and release reports to supervisors, incorporating costs of labor, material, delivery and overhead.	December 17, 2018	
Jose Roberto Yee	As a Senior Software Engineer, he is responsible for matters to include: Review and research project background and status with mentor, Develop software	January 2, 2018	

	solutions by studying information needs, Document and demonstrate solutions by developing documentation, flowcharts, layouts, diagrams, charts, code comments and clear code, Prepare and install solutions by determining and designing system specifications, standards and programming, Improve operations by conducting systems analysis; recommending changes in policies and procedures, Update job knowledge by studying state-of-the-art development tools, programming techniques and computing equipment; participating in educational opportunities; reading professional publications; maintaining personal networks; participating in professional organizations, Protect operations by keeping information confidential, Provide information by collecting, analyzing and summarizing development and service issues, Accomplish engineering and organization mission by completing related results as needed, Support and develop software engineers by providing advice, coaching and educational opportunities, Mentor junior and mid-level engineers, Collaborate with team to brainstorm and create new products, Grow engineering teams by interviewing, recruiting and hiring, Work collaboratively with others to achieve goals, Understand business needs and know how to create the tools to manage them		

Jorque Zamora	As an Electronic Engineer Designer, he is responsible for the matters that include: Design, implement, and test new hardware, Support the hardware design from conception to release and beyond, Support existing hardware platforms, Provide input and evaluation of new technologies and products, Build robust methodology and processes to deliver technology to products, Support product development through hands-on prototyping, testing and troubleshooting, Keeping up to date with relevant scientific and technical developments, Interact with cross functional teams across the Company, Perform other duties as assigned by management that fall within the generally expected scope of this position	August 6, 2018	

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	9,780,583
Voting Rights	1 vote per share
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	Common Stock
Amount outstanding	100,000
Voting Rights	None.
Anti-Dilution Rights	Generally, with respect to a transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells securities at an implied post-money valuation (assuming the contemplated issuance of such equity securities (including in respect of the amount thereof) has been consummated) of not less than $100 million, the stockholder has a "Pro Rata Right," which is a right to maintain stockholder's ownership percentage of the Company's outstanding capitalization.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	25,000
Voting Rights	None.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	50,000
Voting Rights	None.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	500,000
Voting Rights	None.
Anti-Dilution Rights	Yes.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	500,000
Voting Rights	None.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable.

Type of security	Convertible Security
Amount outstanding	19,994
Voting Rights	Not applicable.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable.

Type of security	Options
Amount outstanding	100,000
Voting Rights	Not applicable.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable.

Type of security	Common Stock
Amount outstanding	100,000
Voting Rights	Not applicable.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable.

Type of security	Common Stock
Amount outstanding	100,000
Voting Rights	Not applicable.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable.

Type of security	Common Stock
Amount outstanding	37,500
Voting Rights	Not applicable.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	1,070,000
Voting Rights	Not applicable.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable.

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	1	$1,070,000.00	- Develop the commercial version of our technology, enhancing the capabilities of our previous prototypes to increase the robustness of the CTC assay. - Establishment of multiple collaborations with medical institutions to accelerate the clinical validation of our technology.	December 10, 2021	Regulation CF
Common Stock	2	$0.00	Consultancy	October 7, 2020	

Ownership

Liza Paola Velarde Calvillo, 30% Alejandro Abarca Blanco, 30% Juan Felipe Yee de León, 30%

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Liza Paola Velarde Calvillo	30.0%
Alejandro Abarca Blanco	30.0%
Juan Felipe Yee de León	30.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$622,364.00	$0.00	$0.00

Operations

The Company completed its last crowdfunding campaign on April 25th, 2020. Following the last Offering, we have enough liquidity to execute our business plan until December 2021. We intend to be profitable by the end of the first quarter of 2022. Our significant challenges are sourcing consistent third-party manufacturers to ensure we have sufficient quantities of our product to scale it when necessary, design a logistics strategy in a post-covid era that allows us to have the biological reagents needed for the trials on patients on time, and navigating to the process to obtain the FDA clearance as other diagnostic devices.

The Company intends to achieve profitability in the next 12 months by: 2021 Q2 Completion of the commercial versions of the CytoCatch™ and Cyclops™ platforms. 2021 Q3 Analytical validation of the technology using blood samples spiked with cultured cancer cells. Q4 Clinical validation of the technology using blood samples from patients with prostate and breast cancer, as well as healthy controls. 2022 Q1 Commercial launch of our technology as a research use only in vitro diagnostic platform.

Liquidity and Capital Resources

On September 08th, 2021 the Company conducted an offering pursuant to Regulation CF and raised $289,830 until date.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
Second crowdfunding campaign and Financial support from existing investors

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future: The Company intends to keep investing in its Research and Development department to keep improving its existing technologies and create new ones.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Liza Paola Velarde Calvillo
(Signature)

Liza Paola Velarde Calvillo
(Name)

CEO and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Liza Paola Velarde Calvillo
(Signature)

Liza Paola Velarde Calvillo
(Name)

CEO and Director
(Title)

March/03/2022
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Delee Corp.
Balance Sheet

As of December 31, 2021	Jan 2021	Feb 2021	Mar 2021	Apr 2021	May 2021
ASSETS					
Current Assets					
1000 First Republic Bank - Checking 5816	263,483	190,674	128,365	119,773	69,174
Total Bank Accounts	**263,483**	**190,674**	**128,365**	**119,773**	**69,174**
Other Current Assets					
1300 Prepaid Expenses	22	983	896	808	721
1310 Receivable from Shareholders	3	3	3	3	3
1360 Loan	-	-	-	-	-
Total Other Current Assets	**25**	**986**	**899**	**811**	**724**
Total Current Assets	**263,508**	**191,660**	**129,264**	**120,584**	**69,898**
Fixed Assets					
1610 Computer Equipment					
1611 Computer Equipment - Orig cost	11,579	11,579	11,579	11,579	11,579
1612 Computer Equipment - Accum Depr	(10,152)	(10,474)	(10,795)	(11,117)	(11,200)
Total 1610 Computer Equipment	**1,427**	**1,105**	**783**	**462**	**379**
Total Fixed Assets	**1,427**	**1,105**	**783**	**462**	**379**
Other Assets					
1700 Inter-company Loan	15,000	15,000	15,000	15,000	15,000
1710 Investment in Technologies Delee Mexico	1,035,500	1,095,500	1,145,500	1,145,500	1,180,500
Total Other Assets	**1,050,500**	**1,110,500**	**1,160,500**	**1,160,500**	**1,195,500**
TOTAL ASSETS	**1,315,435**	**1,303,265**	**1,290,547**	**1,281,546**	**1,265,777**
LIABILITIES AND EQUITY					
Liabilities					
Current Liabilities					
Accounts Payable					
2000 Accounts Payable	200	200	-	-	200
Total Accounts Payable	**200**	**200**	**-**	**-**	**200**
Other Current Liabilities					
2200 Accrued Liabilities	-	-	-	-	-
Total Other Current Liabilities	**-**	**-**	**-**	**-**	**-**
Total Current Liabilities	**200**	**200**	**-**	**-**	**200**
Long-Term Liabilities					
2400 Crowd funding Investment	971,445	971,445	971,445	971,445	971,445
Total Long-Term Liabilities	**971,445**	**971,445**	**971,445**	**971,445**	**971,445**
Total Liabilities	**971,645**	**971,645**	**971,445**	**971,445**	**971,645**
Equity					
3010 Common Stock	99	99	99	99	99
3020 Additional Paid-In Capital	19,994	19,994	19,994	19,994	19,994
3021 SAFE Notes	1,175,000	1,175,000	1,175,000	1,175,000	1,175,000
3030 Retained Earnings	(836,738)	(836,738)	(836,738)	(836,738)	(836,738)
Net Income	(14,565)	(26,734)	(39,252)	(48,254)	(64,223)
Total Equity	**343,790**	**331,621**	**319,102**	**310,101**	**294,132**
TOTAL LIABILITIES AND EQUITY	**1,315,435**	**1,303,265**	**1,290,547**	**1,281,546**	**1,265,777**

Jun 2021	Jul 2021	Aug 2021	Sep 2021	Oct 2021	Nov 2021	Dec 2021
19,880	4,168	1,156	2,689	83,968	29,348	70,760
19,880	**4,168**	**1,156**	**2,689**	**83,968**	**29,348**	**70,760**
634	546	986	851	716	581	446
3	3	3	3	3	3	3
-	-	-	-	-	-	-
637	**549**	**989**	**854**	**719**	**584**	**449**
20,516	**4,717**	**2,145**	**3,544**	**84,687**	**29,933**	**71,209**
11,579	11,579	11,579	11,579	11,579	11,579	11,579
(11,283)	(11,366)	(11,450)	(11,533)	(11,579)	(11,579)	(11,579)
295	**212**	**129**	**46**	**-**	**-**	**-**
295	**212**	**129**	**46**	**-**	**-**	**-**
15,000	15,000	15,000	15,000	15,000	15,000	15,000
1,215,500	1,228,500	1,228,500	1,233,000	1,258,000	1,288,000	1,308,000
1,230,500	**1,243,500**	**1,243,500**	**1,248,000**	**1,273,000**	**1,303,000**	**1,323,000**
1,251,312	**1,248,429**	**1,245,774**	**1,251,589**	**1,357,687**	**1,332,933**	**1,394,209**
200	-	1,500	1,500	1,700	1,700	1,500
200	**-**	**1,500**	**1,500**	**1,700**	**1,700**	**1,500**
-	-	-	-	-	-	-
-	**-**	**-**	**-**	**-**	**-**	**-**
200	**-**	**1,500**	**1,500**	**1,700**	**1,700**	**1,500**
971,445	971,445	971,445	971,445	1,082,586	1,082,586	1,147,132
971,445	**971,445**	**971,445**	**971,445**	**1,082,586**	**1,082,586**	**1,147,132**
971,645	**971,445**	**972,945**	**972,945**	**1,084,286**	**1,084,286**	**1,148,632**
99	99	99	99	99	99	99
19,994	19,994	19,994	19,994	19,994	19,994	19,994
1,175,000	1,175,000	1,175,000	1,185,000	1,185,000	1,185,000	1,185,000
(836,738)	(836,738)	(836,738)	(836,738)	(836,738)	(836,738)	(836,738)
(78,688)	(81,370)	(85,525)	(89,710)	(94,954)	(119,708)	(122,777)
279,667	**276,984**	**272,830**	**278,645**	**273,401**	**248,646**	**245,577**
1,251,312	**1,248,429**	**1,245,774**	**1,251,589**	**1,357,687**	**1,332,933**	**1,394,209**

Delee Corp.
Income Statement
January - December, 2021

	Jan 2021	Feb 2021	Mar 2021	Apr 2021	May 2021	Jun 2021	Jul 2021
Income							
Total Income	-	-	-	-	-	-	-
Gross Profit	-	-	-	-	-	-	-
Expenses							
7200 Facilities							
7210 Computer Supplies & SW	-	-	-	11	-	13	-
7210 Office Supplies	-	502	-	-	-	-	-
7212 Printing and Packaging items	-	172	-	-	-	-	-
7220 Shipping Expense	853	326	656	321	262	657	145
Total 7200 Facilities	**853**	**1,000**	**656**	**332**	**262**	**670**	**145**
7300 Travel & Entertainment							
7310 Ground Transportation	-	-	-	-	53	11	-
7320 Meals	-	-	-	-	202	69	-
7330 Airfare	-	-	-	-	1,047	-	-
7340 Hotel	-	-	-	-	276	-	-
7370 Entertainment Expenses	-	-	-	-	20	-	-
Total 7300 Travel & Entertainment	**-**	**-**	**-**	**-**	**1,598**	**80**	**-**
7400 Professional Fees							
7410 Accounting Fees	200	200	200	200	200	1,200	200
7411 Tax Filing fees	-	-	-	-	-	-	-
7420 Legal Fees	-	-	-	-	5,000	407	-
7490 Patent Fees	-	-	-	-	75	-	-
7495 Other professional expense	-	-	-	-	-	6,500	-
Total 7400 Professional Fees	**200**	**200**	**200**	**200**	**5,275**	**8,107**	**200**
7500 Marketing							
7570 Online Marketing	-	-	-	-	-	159	159
7580 Publicition	-	-	-	-	12	-	-
Total 7500 Marketing	**-**	**-**	**-**	**-**	**12**	**159**	**159**
7600 Administrative Expenses							
7610 Bank Service Charges	-	29	40	120	103	(0)	176
7620 Licenses and Permits	-	-	-	-	-	-	-
7620 Software Services							
7621 Application software	143	280	203	301	822	249	883
7840 Office Tools	90	87	886	87	87	87	87
7870 Website development	-	-	-	161	-	-	-
Total 7620 Software Services	**233**	**368**	**1,089**	**550**	**910**	**336**	**970**
7680 Donations / Charity	-	-	-	-	-	-	-
Total 7600 Administrative Expenses	**233**	**396**	**1,129**	**670**	**1,013**	**336**	**1,146**
7700 Research and Development Expense							
7710 Product development	9,167	7,901	8,577	4,533	6,809	2,904	891
7720 Shipping Expenses	90	-	90	-	879	90	-
7730 Consultant	3,237	1,500	1,500	2,900	-	1,500	59
7750 Training	-	-	44	15	37	536	-
7770 Articles and Journals	463	-	-	-	-	-	-
Total 7700 Research and Development Expense	**12,957**	**9,401**	**10,211**	**7,448**	**7,726**	**5,030**	**950**
Total Expenses	**14,243**	**10,998**	**12,196**	**8,650**	**15,886**	**14,382**	**2,600**

Net Operating Income	**(14,243)**	**(10,998)**	**(12,196)**	**(8,650)**	**(15,886)**	**(14,382)**	**(2,600)**
Other Expenses							
7900 Depreciation Expense	322	322	322	322	83	83	83
7910 Taxes	-	850	-	30	-	-	-
Total Other Expenses	**322**	**1,172**	**322**	**352**	**83**	**83**	**83**
Net Other Income	**(322)**	**(1,172)**	**(322)**	**(352)**	**(83)**	**(83)**	**(83)**
Net Income	**(14,565)**	**(12,169)**	**(12,518)**	**(9,001)**	**(15,969)**	**(14,465)**	**(2,683)**

Aug 2021	Sep 2021	Oct 2021	Nov 2021	Dec 2021	YTD'21
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	24
-	-	-	-	-	502
-	-	-	172	-	345
105	-	-	-	-	3,325
105	**-**	**-**	**172**	**-**	**4,196**
-	70	-	-	-	134
-	-	-	-	-	271
-	-	-	-	-	1,047
-	-	-	356	-	631
-	-	-	-	-	20
-	**70**	**-**	**356**	**-**	**2,104**
200	200	200	200	200	3,400
1,500	-	-	-	-	1,500
-	-	-	-	-	5,407
-	-	-	-	-	75
-	-	1,500	-	-	8,000
1,700	**200**	**1,700**	**200**	**200**	**18,382**
159	159	159	159	159	1,112
-	-	-	-	-	12
159	**159**	**159**	**159**	**159**	**1,124**
-	-	-	-	-	468
-	9	-	-	-	9
516	520	311	350	506	5,083
87	87	87	87	87	1,849
-	-	-	-	-	161
603	**607**	**398**	**437**	**593**	**7,093**
-	350	-	-	-	350
603	**966**	**398**	**437**	**593**	**7,920**
1,504	2,426	2,843	22,482	1,909	71,946
-	253	98	949	151	2,600
-	-	-	-	-	10,696
-	28	-	-	58	719
-	-	-	-	-	463
1,504	**2,707**	**2,941**	**23,431**	**2,118**	**86,423**
4,071	**4,102**	**5,198**	**24,755**	**3,069**	**120,149**

(4,071)	**(4,102)**	**(5,198)**	**(24,755)**	**(3,069)**	**(120,149)**
83	83	46	-	-	1,748
-	-	-	-	-	880
83	**83**	**46**	**-**	**-**	**2,628**
(83)	**(83)**	**(46)**	**-**	**-**	**(2,628)**
(4,155)	**(4,185)**	**(5,244)**	**(24,755)**	**(3,069)**	**(122,777)**

Delee Corp.
Statement of Cash Flows
January - December, 2021

	Jan 2021	Feb 2021	Mar 2021	Apr 2021	May 2021
OPERATING ACTIVITIES					
Net Income	(14,565)	(12,169)	(12,518)	(9,001)	(15,969)
operations:					
1300 Prepaid Expenses	90	(961)	87	87	87
2000 Accounts Payable	-	-	(200)	-	200
by operations:	**90**	**(961)**	**(113)**	**87**	**287**
Net cash provided by operating activities	**(14,475)**	**(13,130)**	**(12,631)**	**(8,914)**	**(15,682)**
INVESTING ACTIVITIES					
1612 Computer Equipment:Computer Equipment - Accum Depr	322	322	322	322	83
1710 Investment in Technologies Delee Mexico	(65,000)	(60,000)	(50,000)	-	(35,000)
Net cash provided by investing activities	**(64,678)**	**(59,678)**	**(49,678)**	**322**	**(34,917)**
FINANCING ACTIVITIES					
2400 Crowd funding Investment	-	-	-	-	-
3021 SAFE Notes	-	-	-	-	-
Net cash provided by financing activities	**-**	**-**	**-**	**-**	**-**
Net cash increase for period	**(79,153)**	**(72,809)**	**(62,309)**	**(8,592)**	**(50,599)**
Cash at beginning of period	342,636	263,483	190,674	128,365	119,773
Cash at end of period	**263,483**	**190,674**	**128,365**	**119,773**	**69,174**

Jun 2021	Jul 2021	Aug 2021	Sep-21	Oct 2021	Nov 2021	Dec 2021	YTD'21
(14,465)	(2,683)	(4,155)	(4,185)	(5,244)	(24,755)	(3,069)	(122,777)
							-
87	87	(440)	135	135	135	135	(334)
-	(200)	1,500	-	200	-	(200)	1,300
87	**(113)**	**1,060**	**135**	**335**	**135**	**(65)**	**966**
(14,378)	**(2,796)**	**(3,095)**	**(4,050)**	**(4,909)**	**(24,620)**	**(3,134)**	**(121,812)**
83	83	83	83	46	-	-	1,748
(35,000)	(13,000)	-	(4,500)	(25,000)	(30,000)	(20,000)	(337,500)
(34,917)	**(12,917)**	**83**	**(4,417)**	**(24,954)**	**(30,000)**	**(20,000)**	**(335,752)**
-	-	-	-	111,142	-	64,546	175,687
-	-	-	10,000	-	-	-	10,000
-	**-**	**-**	**10,000**	**111,142**	**-**	**64,546**	**185,687**
(49,294)	(15,712)	(3,012)	1,533	81,279	(54,620)	41,411	(271,877)
69,174	19,880	4,168	1,156	2,689	83,968	29,348	342,636
19,880	**4,168**	**1,156**	**2,689**	**83,968**	**29,348**	**70,760**	**70,760**